# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mondelez International, Inc., CIK 0001103982
CUSIP: 609207105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 905 WEST FULTON MARKET, SUITE 200, CHICAGO, United States (X1), 60607
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001562230-25-000109
Filed by CIK 0001562230

## Reporting persons
- Capital International Investors: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 88,311,486; shared voting power 0; sole dispositive power 89,057,016; shared dispositive power 0; aggregate amount beneficially owned 89,057,016 (6.9% of the class)

## Item 1. Issuer
Name of issuer: Mondelez International, Inc.
Address of issuer's principal executive offices: 905 WEST FULTON MARKET, SUITE 200, CHICAGO, IL 60607

## Item 2. Person Filing
Name of person filing: Capital International Investors
Address of principal business office or, if none, residence: 333 South Hope Street, 55th Fl, Los Angeles, CA 90071
Citizenship: N/A

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
89,057,016 **

**Capital International Investors ("CII") is a division of Capital Research and Management Company ("CRMC"), as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., Capital Group Private Client Services, Inc., and Capital Group Investment Management Private Limited (together with CRMC, the "investment management entities"). CII's divisions of each of the investment management entities collectively provide investment management services under the name "Capital International Investors." CII is deemed to be the beneficial owner of 89,057,016 shares or 6.9% of the 1,290,358,492 shares believed to be outstanding.
Percent of class: 6.9
Sole power to vote or to direct the vote: 88,311,486
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 89,057,016
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Capital International Investors: Jae Won Chung, Vice President and Senior Counsel II, Capital Research and Management Company (02/12/2026)